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Via Edgar

November 4, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin Kuhar
Cindy Polynice
Joe McCann

Re:	LAAA Merger Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed
October 17, 2022
File No. 333-265885

Dear Mr. Wyman:

On behalf of LAAA Merger Corp. (the “Company”), we are hereby responding to the letter, dated November 2, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No.2 to Registration Statement on Form S-4, File No. 333-265885 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Form S-4 Amendment No.2 filed October 17, 2022

Lakeshore's Board of Directors Reasons for Approving the Business Combination, page 105

1.

We note that you have added risk factor disclosure on page 50 indicating that ProSomnus’s value today could have changed materially from when the Merger Agreement was signed and that there is no assurance that LAAA would come to the same conclusion as to ProSomnus’s value today as it did on the date that the Merger Agreement was signed. In light of these disclosures, please revise the disclosure in the “Lakeshore’s Board of Director’s Reasons for Approving the Business Combination” section to explain how Lakeshore’s Board considers this valuation risk in rendering its recommendation to vote in favor of the Acquisition Merger Proposal at the upcoming meeting. To the extent that the Board believes that there is a significant risk that the valuation may have materially changed, please also add a Q&A to highlight the Board's concern and explain how it relates to its recommendation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 117 of the Amended Registration Statement.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of Lakeshore Securities, page 125

2.	We note your responses to prior comments 7 and 8 and reissue them in part. As explained in Staff Legal Bulletin No. 19, it is inappropriate for counsel to assume any legal conclusion underlying the opinion. Based on Loeb & Loeb's tax opinion on pages 128-130 and the Passive Foreign Investment Company Status discussion on pages 130-132, the tax consequences of the Reincorporation Merger appear to depend on whether the SPAC is or has been a PFIC. We do not believe that the Item 601(b)(8) requirement is met to the extent that Loeb & Loeb provides a tax opinion indicating that the Reincorporation Merger should not be taxable to LAAA shareholders while asking shareholders to set aside the PFIC requirements, particularly when other disclosures in the registration statement state that the company likely is and had been a PFIC which, if true, appears to mean that the Reincorporation Merger is a taxable event for shareholders and would result in shareholders having limited time to make important tax decisions. In addition, please revise the first paragraph of the Q&A at the bottom of page 12 to state succinctly what the tax consequences of the Reincorporation Merger are to LAA A shareholders and indicate the degree of uncertainty and the attendant risk to shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 130, and 132 of the Amended Registration Statement.

_________________________________________________________

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or Peter Strand, Esq. at (202) 689-2983 of Nelson Mullins with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Bill Chen

LAAA Merger Corp.

Len Liptak

ProSomnus Holdings, Inc.